

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 19, 2008

Richard Pell
Chief Executive Officer
Artio Global Investors Inc.
330 Madison Ave.
New York, NY 10017

Re: **Artio Global Investors Inc.**
Amendment No. 3 to Registration Statement on Form S-1
Filed on August 7, 2008
File No. 333-149178

Dear Mr. Pell:

We have reviewed your filing and have the following comments.

Index to Consolidated Financial Statements, page F-1

1.   Please include updated financial statements and corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

Artio Global Investors Inc. Consolidated Financial Statements for the Fiscal Quarter Ended March 31, 2008

(10) Commitments and Contingencies, page F-37

2.   Please revise your disclosure regarding the reimbursement of client accounts for certain operational losses incurred to state that no material amounts were reimbursed during any of the annual and interim periods presented or to state the amount reimbursed for each annual and interim period presented.

3.   Please revise your disclosure to address the materiality of litigation to your results of operations in addition to your financial condition and cash flows. If there is any litigation that is probable or reasonably possible of having a material impact to your results of operations, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Kaplan, Esq.
       Davis Polk & Wardwell
       450 Lexington Ave.
       New York, NY 10017